SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From:  September 30, 2008
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .)
Enclosed:
Statement

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: September 30, 2008	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

September 30, 2008
Ivanhoe Mines issues statement on market activity
and discussions on Mongolia project
VANCOUVER, CANADA — In response to queries received from investors, Ivanhoe Mines President and CEO John Macken said today that there are no adverse material events that would account for recent selling pressure on Ivanhoe Mines’ stock in trading on the Toronto, New York and NASDAQ exchanges.
Mr. Macken said that senior management of Ivanhoe Mines and its strategic partner, Rio Tinto, met recently with Mongolian government representatives to discuss the necessary remaining steps for the negotiation and parliamentary approval of a fair and equitable Investment Agreement for the Oyu Tolgoi copper-gold project. He said the government representatives are well aware of the international financial crisis and have stated that they share the investors’ high priority for the conclusion of an acceptable agreement as soon as possible to permit full-scale construction of the project to proceed.
Information contacts
Ivanhoe Mines Investor Relations: Bill Trenaman; Media: Bob Williamson +1.604.688.5755